Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON JULY 23, 2012

DATE, TIME AND PLACE:   On July 23, 2012, at 10:30 a.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR:   Roberto Egydio Setubal.

QUORUM:   The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

The meeting having been brought to order, the Directors took cognizance of the work undertaken and the principal events involving the Audit Committee’s activities for the period from January to June 2012.

Subsequently, the account statements for the period from January to June 2012 were examined, being the subject of (i) a recommendation for approval, as registered in the Summary of the Audit Committee Report; (ii) a favorable opinion of the Fiscal Council; and (iii) the Independent Auditors’ report without qualification.

Following due consideration, the Directors concluded as to the exactness of all examined documents, approving them unanimously and authorizing their disclosure through submission to the Brazilian Securities and Exchange Commission - CVM, BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, SEC – U.S. Securities and Exchange Commission, NYSE – New York Stock Exchange (both in the United States of America), the Comisión Nacional de Valores e BCBA – Bolsa de Comercio de Buenos Aires – the Buenos Aires stock exchange (both in Argentina).

CONCLUSION: The meeting was closed, these minutes were drafted, read, approved by all and signed. São Paulo (SP), July 23, 2012. (signed). Roberto Egydio Setubal and Alfredo Egydio Arruda Villela Filho – Vice-Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer